Invest in the everlasting. Green Bonds – Made by KfW. May 2021 Filed pursuant to Rule 433; Registration No . 333 - 238461

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. KfW's prospectus supplement relating to the bonds is available through the following link:

https://www.sec.gov/Archives/edgar/data/821533/000119312520205362/d889048d424b3.htm

KfW's base prospectus relating to SEC-registered notes is available through the following link:

https://www.sec.gov/Archives/edgar/data/821533/000119312520205348/d889037d424b3.htm

Alternatively, the issuer will arrange to send you the prospectus, which you may request by emailing investor.relations@kfw.de.

The following presentation may contain forward looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "may," "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this presentation and include statements regarding KfW’s intentions, beliefs or current expectations. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. KfW cautions you that forward-looking statements are not guarantees of future performance or developments, which may differ materially from those made in or suggested by the forward-looking statements contained in this presentation. In addition, even if the performance or the developments are consistent with the forward-looking statements contained in this presentation, those developments may not be indicative of results or developments in subsequent periods not covered by this presentation.

The presentation only speaks as of its date. KfW undertakes no obligation, and does not expect to publicly update, or publicly revise, any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to KfW or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above or contained elsewhere in this presentation.

Green Bonds - Made by KfW / May 2021	2

1. KfW – Commitment to sustainability KfW at a glance and the importance of its holistic sustainability approach 2. Green Bonds – Made by KfW KfW’s green bond framework and the green bonds ’ mode of operation 3. Green Bond issuances Overview , experiences and reporting of all KfW green bonds issued 4. KfW at debt capital markets KfW as an issuer of bonds and notes 5. Green Bond portfolio of KfW KfW as an investor in green bonds Agenda 3 Green Bonds - Made by KfW / May 2021

KfW – Commitment to sustainability KfW at a glance and the importance of its holistic sustainability approach 4 Green Bonds - Made by KfW / May 2021

Negligible Risk KfW in brief Shareholders › The promotional bank of the Federal Republic of Germany, established in 1948 as a public law institution. › Benefits from explicit and direct statutory guarantee and institutional liability by the Federal Republic of Germany. › Regulated by the " Law concerning KfW " and exempt from corporate taxes. › Zero risk weighting of KfW’s bonds. (2) › Supervision by the German Federal Ministry of Finance and the German Financial Supervisory Authority " BaFin " . › Subject to certain provisions of German and European bank regulatory laws by analogy, in large part with effect from January 1, 2016. 80% 20% Bonn Federal Republic of Germany German federal states Berlin Frankfurt Sustainability Credit Aaa AAA Moody‘s S&P AAA Scope BB " Prime " ISS ESG Sustainalytics imug Rating (1) Cologne (DEG) Headquarters: Frankfurt am Main Branches : Berlin, Bonn Germany ʼ s flagship development agency German credit Professionally supervised and regulated MSCI AAA (1) A rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. (2) According to the standardized approach of the Capital Requirements Regulation (CRR) Green Bonds - Made by KfW / May 2021 5

Worldwide presence

About 80 representative offices



Number of KfW employees
7,382
1948 1950 1960 1970 1980 1990 2000 2010 2016 2018 2020



Bonn
Cologne
London
Brussels
Frankfurt
Berlin
Chisinau
Kyiv
Belgrad
Sarajevo
Podgorica
Pristina
Tirana
Skopje
Istanbul
Tiflis
Baku
Ankara
Yerevan
Moscow
Mazar-e-Sharif
Taschkent
Bishkek
Dushanbe
Islamabad
Kabul
New Delhi
Kathmandu
Dhaka
Ulan Bator
Beijing
Hanoi
Vientiane
Rangoon
Bangkok
Phnom Penh
Ho Chi Minh City
Manila
Singapore
Jakarta
Mumbai
Abu Dhabi
Sanaa
Addis Abeba
Beirut
Amman
Ramallah-Al-Bireh
Cairo
Tunis
Rabat
Dakar
Bamako
Niamey
Abidjan
Ouagadougou
Cotonou
Accra
Lomé
Yaoundé
Kampala
Kigali
Nairobi
Kinshasa
Bujumbura
Daressalam
Lusaka
Lilongwe
Windhoek
Pretoria
Maputo
Johannesburg
New York
Mexiko City
Guatemala City
Tegucigalpa
San Salvador
Managua
Bogotá
Quito
Lima
La Paz
Brasilia
São Paulo

KFW Green Bonds - Made by KfW / May 2021

6

KfW Group's business activities

New business 2020: EUR 135bn (+75% yoy)

SME Bank & Private Clients

Standardized financing products for SMEs, business founders, start-ups, self-employed professionals and private individuals




64%

Customized Finance & Public Clients

Individual financings for municipal & social infrastructure, customized financing for FI & promotional institutes of German federal states




14%

KfW Capital

Subsidiary (100%, est. 2018) to carry out KfW's entire private equity & venture capital business

KFW CAPITAL




1%

Domestic

Promotion of Developing Countries & Emerging Economies

KfW's public (KfW Development Bank) & private sector activities (DEG) in developing countries




9%

Financial Markets

Green Bond Portfolio




<1%

Export & Project Finance (KfW IPEX-Bank)

Subsidiary (100%, est. 2007) for exports and project & corporate financing world-wide

KFW IPEX-Bank


UBC
UBC


12%

International

Environment investment ratio:	33%*	New business for environment and climate protection in % of total new business volume.

Domestic SME ratio:	48%	New business for SMEs in % of total new domestic business volume.

*excluding Covid-19 related loan facilities: 50%
Based on 2020 data.

KFW Green Bonds - Made by KfW / May 2021 7

KfW involves commercial banks in its domestic activities Proven and successful business model Green Bonds - Made by KfW / May 2021 8 Backed by Understanding II reached with EU Commission

Manifold activities to improve sustainabilty and to act as vocal advocate - examples Sustainability has been and remains one of KfWʼs top priorities Setting new corporate targets: KfW shall remain among top - performer in ESG ratings by renowned int’l ESG rating agencies Improving lending business: Developed a group - wide KfW Roadmap Sustainable Finance : ‒ Improvement of impact evaluation of KfW’s business (e.g. SDG mapping) ‒ Assessment of sustainability control elements in bank steering ‒ Consideration of ESG and climate risks in internal risk management process Financing landmark projects: Clean Ocean Initiative (KfW, EIB and AFD; 2018) – EUR 2bn for sustainable projects to reduce the pollution in the world’s ocean within the next 5 years – Focus on river and costal areas of developing countries in Asia, Africa, and the Middle East Engaging in global initiatives: ‒ PRI – Principles for Responsible Investments signatory ‒ Green Bond Principles Executive Committee member – TCFD – Task - Force on Climate - related Financial Disclosure supporter " Sustainability has always been an important part of our DNA. KfW is sustainable in a holistic sense, i.e. our understanding of sustainability goes far beyond environment and climate protection . " Dr. Günther Bräunig , CE O Green Bonds - Made by KfW / May 2021 9

10 Since 2019 with explicit reference to SDGs , Paris Agreement and German Governmentʼs sustainability strategy Holistic sustainability approach at KfW KfW Bankengruppe Declaration on the respect for human rights in its business operations KfW sustainability mission statement and areas of action Sustainability management Banking business Employer Banking operations Sustainability communications Employer attractiveness Equality Reconciling of work and private life Social commitment ‒ Sustainability organisation : ‒ Chief Sustainability Officer ‒ Group officer for sustainability ‒ Network of decentralised sustainability officers ‒ Sustainability guidelines for banking business and operations ‒ Sustainability ratings and rankings ‒ Inclusion in strategic objectives Financings (in line with the megatrends of climate change and environment ; globalisation , social change , digitalisation and innovation ; social change ) Capital market Risk management Corporate governance & compliance In - house environmental protection Procurement ‒ Sustainability report ‒ Sustainability portal ‒ Stakeholder management ( dialogue and communication ) Green Bonds - Made by KfW / May 2021 Banking business Employer Banking operations Employer attractiveness Equality Reconciling of work and private life Social commitment Financings (in line with the megatrends of climate change & environment ; globalisation , social change , digitalisation & innovation ) Corporate governance & compliance In - house environmental protection Procurement

A contribution to all of the United Nationsʼ Sustainable Development Goals SDG - MAPPING of KfW Groupʼs new business in 2020 Green Bonds - Made by KfW / May 2021 100% of KfW financing commitments are attributed to at least 1 SDG 11 › SDG 7 - Affordable and clean energy: Pledges reached EUR 40.5 billion - also an increase of 53% compared to the previous year (EUR 26.4 billion). › SDG 8 - Decent work and economic growth: In the course of the pandemic - related support measures for the economy, KfW increased its financing commitments by 156% to EUR 71.9 billion compared to the previous year (EUR 28.1 billion). › SDG 11 - Sustainable Cities and Communities: Commitments reached EUR 46.0 billion - an increase of 58% compared to the previous year (EUR 29.0 billion). › SDG 13 - Climate action: Commitments reached EUR 43.2 billion - an increase of 53% compared to the previous year (EUR 28.2 billion).

12 In - house environmental protection Spotlight 2: Sustainable own operations 100% of KfW’s GHG emissions from energy consumption and business travel are offset by purchasing Clean Development Mechanism certificates. Fields of activities Energy consumption and green electricity Energy - efficient buildings Business travel and commuting Water and wastewater Recycled paper Charging stations for electric cars & e - bikes In - house targets (samples) Car policy with binding criteria that promote ecological vehicles Conversion of the heating and cooling supply in head quarter (Frankfurt). Target: reduce GHG emissions by around 1,500 t/a KfW GHG emissions (in tons) 2016 2017 2018 2019 2020 Energy consumption 6,734 7,070 7,570 6,879 6,601 Total business travel 7,411 8,208 8,665 7,753 1,599 Total 14,145 15,278 16,236 14,632 8,215 Ø per employee 2.1 2.1 2.1 1.9 1.0 Reporting Environmental reporting/accounting since 1998 Sustainability report since 2006 Comprehensive sustainability reporting on www.kfw.de Green Bonds - Made by KfW / May 2021

13 As PRI member KfW manages fixed - income investments in a sustainable manner Pure fixed income portfolio Buy - and - hold strategy Exclusively investment - grade bonds Strategy Government bonds , covered bonds Financials Bonds issued by government - related issuers and agencies ABCP, ABS Asset Classes KfW ʼ s Liquidity Portfolio Spotlight 3: Sustainable investment approach Green Bonds - Made by KfW / May 2021 €31bn securing KfWʼs liquidity Exclusion Criteria - Exclusion criteria substantially based on the “IFC Exclusion List” and the exclusion list of KfW Group - Investments only in bonds issued by companies that are in compliance with the exclusion criteria Engagement - The sustainability rating of an issuer is crucial for a potential bond investment - Dialogue with the issuers on a regular basis ESG Integration - Only investments in bonds of issuers whose sustainability score is among the best 50% of the respective sector ( sovereign issuers : “Prime status ”) - Sustainability assessment of issuers performed by an external ESG data provider (ISS ESG) Sustainable Investment Approach for the Liquidity Portfolio

Top notch financial ratings from leading rating agencies

Moody's, Scope Ratings and Standard&Poor's have assigned triple-A ratings to KfW

Solicited Ratings

Moody's

Largest public development bank with stable core operating performance and solid risk profile

Aaa Outlook stable

Short-term: P-1

KfW's strengths

Strong ownership support in the form of a direct guarantee from the German government.

Low liquidity risk, given the good market access & fallback options.

Low asset risk from the bank's domestic promotional lending business

Mandatory profit retention safeguards strong capitalization.

Last update: Feb 2021

Scope

Strong and explicit linkages between KfW and the Federal Republic of Germany

AAA Outlook stable

Short-term: S-1+

KfW's strengths

Explicit and direct statutory guarantee and institutional liability from the Federal Republic of Germany.

KfW operates in a prudent manner & complies with capital and risk management requirements.

Access to capital markets is very good and sustainable.

Last update: Sep 2020

Standard & Poor's

Germany's Flagship Development Bank

AAA Outlook stable

Short-term: A-1+

KfW's strengths

Timely and sufficient extraordinary support from German government.

Integral link with the government.

Explicit guarantee from the Federal Republic & institutional liability.

Low-risk assets, comprising predominately secured loans.

Last update: Dec 2020

Unsolicited Ratings

FitchRatings

KfW's strength

Direct and unlimited statutory guarantee and maintenance obligation drives ratings.

Solid asset quality benefits from on-lending.

Strong funding based on 'safe-haven'-status.

AAA Outlook stable

Last update: Nov 2020

Creditreform

KfW's strength

Maintenance obligation of the German government.

High asset quality & low default rates.

Stable annual net income.

Diversified, low-interest funding.

AAA Outlook stable

Last update: Nov 2020

Top credit standing is recognized by the three mandated rating agencies and by further unsolicited agencies

A rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.;

KFW Green Bonds - Made by KfW / May 2021 14

Top ESG ratings confirm KfW's holistic sustainability approach

Renown international rating agencies assign KfW to be among top-performers in ESG imug

KfW is among the 2 best out of 24 develop-ment banks


AAA
Leader
KFW
BB
D

BB

KfW's strengths

Profound measures regarding the management of ESG issues.

Performance regarding environmental, governance and sovial criteria is above average.

Last update: March 2, 2020

ISS ESG
ethix•climate•oekom

KfW is among the best-rated institutions in its peer group


A+
Leader
KFW
C+
Industry
D-

Prime

KfW's strengths

Comprehensive policy regarding the respect for human rights.

Development and implementation of an approach to calculate GHG emissions in the corp. value chain.

Code of conduct covering impor-tant aspects of business ethics.

Reasonable integration of environ-mental and social aspects into the own investment portfolio.

Last update: June 16, 2020

MSCI

KfW's rating is at the highest level possible


10
KFW
7.7
Industry
5.5
0

AAA

KfW's strengths

In 2019, KfW received a rating of AAA (on a scale of AAA-CCC) in the MSCI ESG Ratings assessment.

Last update: Mar 23, 2021

SUSTAINALYTICS

KfW is among the best-rated development banks


0
Leader
4.3
KFW
5.8
> 40

Top 5

KfW's strengths

KfW is rated in the lowest ESG Risk Rating category (="negligible risk") within its peer group and rated banks globally.

KfW continues to demonstrate strong sustainability performance.

Last update: September 29, 2020

KfW has set a new **strategic objective** of achieving **top sustainability rankings among its peers.**

A rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

KFW Green Bonds - Made by KfW / May 2021
15

Green Bonds – Made by KfW KfW’s green bond framework and the green bonds ’ mode of operation 16 Green Bonds - Made by KfW / May 2021

17 Overarching Strategy and Motivation Why issuing “Green Bonds – Made by KfW”? INCR EASE Green Investments We want to boost environmental investments via capital markets by being a catalyst SUP PORT Low Carbon Economy We want to actively support the transition to a low carbon economy ENHA NCE Sustainability Profile We want to enhance our sustainability profile amongst our stakeholders Green Bonds - Made by KfW / May 2021 KfW ’ s mission : Performing promotional tasks to , among others , protect the environment . DIVER SIFY New Investors We want to attract new investors and thereby diversify our investor base

0.1 0.1 4 1 2 10 24 32 68 100 110 181 205 2007/8 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 ? Increasing investors ’ willingness to engage in green finance KfW is one of the most active participants in the green bond market 18 Green Bonds Issuance Volume (EUR in billions per year , excl. ABS & U.S. municipalities ) 1 st Green Bonds by EIB and World Bank Launch of the Climate Bonds Initiative 1 st Corporate Green Bond by Vasakronan / Sweden Launch of the Green Bond Principles 1 st Green Covered Bond by BerlinHyp 1 st Green Bond by a state by Poland €500bn threshold in Green Bonds ever issued United Nations ’ SDGs COP 21 Paris agreement 1 st Green Bond – Made by KfW Launch of KfW Green Bond Portfolio KfW becomes ExCom - Member of Green Bond Principles €14.5bn KfW Green Bonds issued under 1 st Framework “ Green Bonds – Made by KfW ” Source: Bloomberg Green Bonds - Made by KfW / May 2021 2 nd Framework

Funding How do “Green Bonds – Made by KfW“ work ? Liquidity management Lender On - lending bank Final borrower Green Bonds - Made by KfW / May 2021 Socially responsible investors Renewable Energy & Energy Efficiency 2 Loan Programmes ~ 95,000 loans 2020 Green Bonds – Made by KfW 74.3% 20.0% 2.4% 2.7% 1.9% 2.4% 93.1% 78.5% 0.5% 13.8% 7.1% 0.2% Residential buildings Wind energy Solar Other renewables Germany France Other OECD countries Underlying assets €13.63bn 2020 €8.35bn 2020 Other buildings Netherlands USD2bn 10y PLN 500m 2y EUR6bn 8y 19 NOK 2bn 4y Various , totalling HKD 1.35bn & HUF 2bn

What are the net proceeds of KfW Green Bonds used for?

Use of Proceeds: all projects (co-)financed under two KfW loan programmes

Newly added in 2019

Renewable Energy

KfW loan programme "Renewable Energies – Standard" (no. 270)

- Use: Renewable energy plants for electricity generation, combined electricity and heat generation and measures to integrate renewable energy into the energy system, in particular **photovoltaic panels**, **wind mills** (on/offshore), hydropower (<20MW), and biogas/mass.
- **Excluded** are plants using **fossil fuels** and any equipment for the use of **nuclear power**.
- Location: Projects in **Germany** or, if there is a German angle, **outside Germany**.
- Borrower: **enterprises**, **private individuals**, **farmers**, non-profit organizations.
- Loan: up to **EUR 50m** and up to **20y** repayment term; financing share up to **100%** of each project.

Energy Efficiency

KfW loan programme "Energy-efficient Construction" (no. 153)

- Use: Construction and acquisition of **new energy-efficient residential buildings** with low energy consumption and reduced carbon emissions. Eligible buildings, including passive houses, must be at least 25% more energy efficient than German regulations as defined in the energy savings ordinance for new buildings (EnEV 2016).
- Location: Projects in **Germany**.
- Borrower: all kind of house-builder, e.g. **private individuals** or **enterprises**.
- Loan: up to **EUR 120,000** per housing unit and up to **30y** repayment term (annuity).

All eligible green projects aim for **climate change mitigation**, such as the reduction of GHG emissions.

The characteristics of the loan programmes are presented in an abbreviated manner.

KFW Green Bonds - Made by KfW / May 2021 20

Case studies on renewable energy & energy efficiency projects

Renewable Energy
KfW loan programme "Renewable Energies – Standard" (no. 270)



Windpark „Dretzen II“ by NOTUS energy GmbH

- Brandenburg/Germany
- **34,000 MWh** p.a. renewable energy produced
- **17,799 tons** p.a. estimated GHG reduction
- EUR 22.5m total project costs
- KfW financing share: 88%



PV system by HP-T Höglmeier Polymer-Tech GmbH

- Bavaria/Germany
- **945 MWh** p.a. renewable energy produced
- **127 tons** p.a. estimated GHG reduction
- EUR 420,000 total project costs
- KfW financing share: 95%

Energy Efficiency
KfW loan programme "Energy-efficient Construction" (no. 153)



New construction of a family home

- Bavaria/Germany
- Energy-efficient measures: **wooden construction, clay plaster, reed insulation, biomass heating, ventilation with heat recovery**
- KfW Efficient house 55
- Project costs: 1,465€/m²



Apartment building in a backyard

- Munich/Germany
- **Energy-efficient measures: passive-house components, compact building shape, controlled ventilation, district heating**
- KfW Efficient house 40
- Project costs: 2,460€/m²

KFW Green Bonds - Made by KfW / May 2021 21

How will the eligible green projects be selected?

Process for project evaluation & selection

Project Selection



KFW
BANK
Lender
Financing partner
Final borrower

- KfW loans are extended to final borrowers via intermediaries such as commercial banks or local saving banks.
- Intermediaries apply their regular loan procedure, assume the liability for repayment to KfW and screen against the specific programmes' eligibility criteria KfW defined.
- In a 2nd step, the KfW lending department reviews the loan application and compliance with the eligibility criteria of the specific KfW loan programme.
- All projects approved by KfW's lending department for eligible loan programmes immediately qualify for KfW Green Bonds w/o further selection or approval process.

Project Evaluation

	KfW's environmental & social risk management framework
Germany	– High level of environmental protection and social regulations applicable by the responsible authorities. – No further ESG assessment by KfW.
EU & High-Income-OECD countries	– High level of environmental protection and social regulations applicable by the responsible authorities. – No further ESG assessment by KfW.
All other countries	– KfW's lending department assesses possible negative environmental or social impact. – KfW's Competence Centre for Environment and Sustainability reviews projects that are considered relevant. – All projects must comply with int'l regulations incl. those of EU, World Bank, and the International Labour Organisation (ILO).

KFW Green Bonds - Made by KfW / May 2021 22

On a monthly basis, amounts matching requests for disbursements under KfW ’ s programmes “ Renewable Energies – Standard ” and „ Energy - efficient Construction “ are allocated to an internal register starting with the beginning of the calendar year . Upon issuance of “Green Bonds – Made by KfW”, an amount equal to the net proceeds in euros of such transactions is allocated to this internal register in their order of issuance. For any “Green Bonds – Made by KfW”, KfW expects full allocation by end of the year of issuance . “Green Bonds – Made by KfW” can be increased (tapped). In terms of management of proceeds and reporting a tap is treated like a new issuance . The volume - weighted average maturity of the cumulated green bonds issued in one year may not exceed the average duration of the cumulated loan commitments for eligible green projects of the preceding year. How will the proceeds of KfW Green Bonds be managed ? Management of proceeds 23 Transparent tracking Separate euro register for each calendar year , first - in - > first - out Amount equal to net proceeds used for disbursements of eligible green projects Green bond register Green bonds in several currencies and sizes Net proceeds from issuance Loans for renewable energy & energy efficiency Green Bonds - Made by KfW / May 2021

24 Allocation Report Annual report until full allocation of the net proceeds. Shows allocated and unallocated proceeds , if applicable. Shows breakdown by eligible category and country of the cumulated requests for disbursement of one year. This non - dynamic portfolio is linked to the cumulated net proceeds of all green bonds issued in the same calendar year, therefore, all fully allocated “Green Bonds – Made by KfW” issued in one calendar year show the same breakdown by category/country . Prepared on a portfolio basis and shows aggregated data . Impact Report One - off report once the relevant loan programmes have been evaluated for an entire calendar year. Shows the estimated social and environmental ex - ante impact in accordance with the Harmonized Framework for Impact Reporting. Core indicators for Renewable Energy : GHG emissions reduced/avoided, renewable energy generation, capacity of renewable energy added Core indicators for Energy Efficiency : GHG emissions reduced/avoided, energy savings Prepared on a portfolio basis and shows aggregated data for each calendar year as well as the key underlying methodology and assumptions to the estimations . The non - dynamic portfolio is linked to the cumulated net proceeds of all green bonds issued in the same calendar year, therefore, all “Green Bonds – Made by KfW” issued in one calendar year show the same impact per unit financed . Reporting How does KfW report on allocation and impact of Green Bonds? KfW aims to create transparency and trust in the effectiveness of its “Green Bonds – Made by KfW” with a regular reporting. Two separate reports provide information about the allocation and impact . Green Bonds - Made by KfW / May 2021

Allocation + impact of "Green Bonds – Made by KfW" 2014 – 18

Ex-ante data based on external programme evaluation and on KfW's financing share

KfW Green Bonds issuances

Based on KfW Green Bond Framework July 2014

		2014	2015	2016	2017	2018
Net Proceeds (in EUR mn)		2,675	3,674	2,805	3,702	1,605
Allocated		100%	100%	100%	100%	100%
Distribution by energy type	Renewable energy	100%	100%	100%	100%	100%
	Water/ solar/ other in %	80/17/3	90/8/3	86/13/1	86/12/2	83/16/1
	Energy efficiency	0%	0%	0%	0%	0%
Distribution by region	Germany	75%	79%	79%	73%	47%
	Other OECD	25%	21%	21%	27%	53%
Impact data per €1m KfW loan amount[1]						
Annual GHG emissions reduced (in tons of CO_2e)		880	859	794	953	986
Annual renewable electricity generation (in MWhel)		1,218	1,273	1,185	1,421	1,322
Renewable energy capacity added (in MWel)		0.61	0.64	0.61	0.67	0.69
Number of jobs created/preserved (in person years)		17	17	16	14	14

Cumulated impact 2014-2018 of all KfW Green Bonds[2]

Expected reduction of GHG emissions

12.8m tons of CO_2e p.a.

equivalent to GHGs from more than **6.6m** passenger cars[3]

Expected renewable electricity generated

18.5m MWhel p.a.

equivalent to powering almost **5.8m** German housholds[4]

Renewable energy capacity added

9,446 MWel

equivalent to the power of more than **6** nuclear power plants[5]

[1] Figueres are based on numbers evaluated by external research institution (ZSW) and own calculations. Data for projects outside Germany are not available. Assumption: Projects outside Germany deliver the same impact as projects located in Germany. Actual and future impacts might be different.
[2] Issuance volume €14.5bn.
[3] Based on data from the German Federal Ministry of Environment: and the German Federal Motor Transport Authority: 139gCO_2e/km; 14,015km/year.
[4] Based on an average power consumption of a German household of 3,207kWh per year.
[5] Based on an average power of 1.4 GW per nuclear power plant.

KFW Green Bonds - Made by KfW / May 2021 25

Allocation + impact of "Green Bonds – Made by KfW" 2019 & 20

Ex-ante data based on external programme evaluation and on KfW's financing share

KfW Green Bonds issuances

Based on KfW Green Bond Framework V2 May 2019

		2019	2020
Net Proceeds (in EUR mn)		8,103	8,350
Allocated		100%	100%
Distribution by energy type	Renewable energy	21%	21%
	Water/ solar/ other in %	72/27/1	65/34/1
	Energy efficiency	79%	79%
Distribution by region	Germany	90%	93%
	Other OECD	10%	7%
Estimated impact data per €1m KfW loan amount[1]			
Annual GHG emissions reduced (in tons of CO2e)		178	178
Annual final energy savings (in MWh)		8.7	8.7
Annual renewable electricity generation (in MWhel)		254	254
Renewable energy capacity added (in MWel)		0.13	0.13
Number of jobs created/preserved (in person years)		12	12

Estimated impact 2019 &20 of all KfW Green Bonds

Expected reduction of GHG emissions

2.9m tons of CO_2e p.a.

equivalent to GHGs from more than **1.5m** passenger cars[2]

Expected renewable electricity generated

4.2m MWhel p.a.

equivalent to powering almost **1.3m** German housholds[3]

Renewable energy capacity added

2,138 MWel

equivalent to the power of more than **1.52** nuclear power plants[4]

1Impact data for the years 2019 and 2020 are estimates based on impact data from the years 2014 - 2018. Actual environmental and social impact of projects financed in 2019 and 2020 will be published once evaluated by independent research agencies, at the latest in 2022.

[2]Based on data from the German Federal Ministry of Environment: and the German Federal Motor Transport Authority: 139gCO_2e/km; 14,015km/year.

[3]Based on an average power consumption of a German household of 3,207kWh per year.

[4]Based on an average power of 1.4 GW per nuclear power plant.

KFW Green Bonds - Made by KfW / May 2021 26

Independent expert opinions are essential for KfW

External review

Impact externally evaluated

Second Party Opinion

- Independent Second Party Opinion for KfW's Green Bond Framework issued by CICERO saying:
  - **KfW Framework 2019** (Renewable Energy & Energy Efficiency)
    - In line with Green Bond Principles
    - Shades of Green: **medium green**
    - Governance: **excellent**
  - **KfW Framework 2014** (Renewable Energy)
    - In line with Green Bond Principles
    - Shades of Green: **dark green**
- CICERO (Center for Int'l Climate and Environmental Research Oslo/Norway) is an experienced, non-profit research centre recognized as „best external assessment provider".[1]

CICERO Shades of Green

Verification

- The positive **environmental impact** of KfW's individual loan programmes underlying its "Green Bonds – Made by KfW" is **evaluated by** one or more **independent institutions**.
- The KfW loan programme "**Renewable Energies – Standard**" has been and will be evaluated at least until 2018 by the independent research institution **ZSW** (Center for Solar Energy and Hydrogen Research / Germany).
- The KfW loan programme "**Energy-efficent Construction**" has been evaluated until 2017 by the independent research institution **IWU** (Institute for Housing and Environment / Germany).

ZSW IWU

Green Bond Rating

- **KfW Framework 2019**
  Representative for all „Green Bonds – Made by KfW" issued since 2019, the Green Bond „EUR 4bn 0% 8-year due Jun 2029" was rated with an overall score of 75 out of 100 by S&P Global Ratings. This is equivalent to the highest possible Green Transaction Evaluation score of E1 on a scale of E1 (highest) to E4 (lowest).
- **KfW Framework 2014**
  Representing all „Green Bonds – Made by KfW" issued between 2014 and 2018, the first two Green Bonds were rated **Good** (b+) by oekom research AG (now: ISS ESG), which represents the highest rating at that time

S&P Global Ratings

[1]Environmental Finance Bond Awards 2019

KFW Green Bonds - Made by KfW / May 2021 27

Green Bonds issuances Overview , experiences and reporting of all KfW green bonds issued 28 Green Bonds - Made by KfW / May 2021

Green Bonds – Made by KfW

Highlights of KfW's footprint in the green bond market

High Quality

Aligned with GBP & Harmonized Framework for Reporting, SPO from CICERO, external impact evaluation.

Liquidity

Large sizes in benchmark maturities make KfW green bonds among the most liquid green bonds in the market.

Credibility

Top ESG ratings and a strong focus on green finance make KfW one of the most credible issuers of green bonds.

#1 in Germany

€31bn of „Green Bonds – Made by KfW" since 2014 make KfW one of the largest issuers globally and by far the largest issuer in Germany.

Contribution to SDGs

7: Affordable & Clean Energy, 11: Sustainable Cities & Communities, 13: Climate Action.



Green Indices

Eligible for many green indices like "The BofA Merrill Lynch GB Index", "Barclays MSCI GB Index", "S&P GB Index", "Solactive GB Index".

Green Bond Investor

Since 2015 runs a dedicated green bond investment portfolio of €2 - 2.5bn mandated by the Federal Ministry of Environment.

Thought Leader

As member (since 2015) of the Exec. Committee of the Green Bond Principles, KfW is highly committed to foster green bond market standards.

Global Engagement

Engaging in and suppoting of int'l and national initiatives to promote sustainability in capital markets (e.g. PRI, TCFD, EU TechExpert-Group).

Currency Split of all KfW Green Bonds issued
by Dec 31, 2020


HKD, PLN
3% NOK
3% AUD
5% SEK
7% GBP
26% USD
56% EUR

KFW Green Bonds - Made by KfW / May 2021 29

2014 2015 2016 2017 2018 2019 2020 Jan - Apr 2021 EUR USD GBP ZAR CAD PLN HUF NOK HKD SEK AUD CNY MXN Green Bonds - Made by KfW / May 2021 Overview on issuances and reporting Green Bonds – Made by KfW EUR in billions KfW Green Bonds issued by Apr 30, 2021: EUR 37.7bn 3.7 2.8 3.7 1.6 8.1 EUR equivalent; based on ECB reference rate on the pricing date; Reports available under : https://www.kfw.de/KfW - Konzern/Investor - Relations/KfW - Green - Bonds/KfW - Green - Bonds - Reporting/index - 2.html 8.3 Details 2 Green Bonds issued 5 Green Bonds issued 4 Green Bonds issued 7 Green Bonds issued 3 Green Bonds & 1 promissory note loan issued 9 Green Bonds & 1 promissory note loan issued 11 Green Bonds +3 Taps 13 Green Bonds + 4 Taps Allocation Reporting Available in Q1 2022 Impact Reporting Available in 2022 once impact is externally evaluated In 2024 30 6.7 2.7

31 New Investors KfW Green Bonds shall attract new investors . Mainstream Investors Dedicated Green Investors KfW set three goals with regard to its investor base Investors in Green Bonds – Made by KfW Investor Characteristics of our experience of Green Bonds – Made by KfW 100 new investors since 2014, primarily asset mana - gers, which did never invest before in KfW bonds in primary markets . KfW Green Bonds shall comply with strong requirements of dedicated green investors . 40% SRI In 2019, SRI bought 40% of KfW Green Bonds → SRI/ dedicated green investors preferred . KfW Green Bonds shall raise aware - ness of mainstream investors for sustainability and green finance . Almost every discussion with investors , even with central banks and treasuries , at least touches on green bonds . Green Bonds - Made by KfW / May 2021 From discussions with investors and feedback from lead managers : dedicated green investors and SRI tend to be more buy - and - hold Share of asset managers (incl. insurances / pension funds ) in KfW Green Bonds much higher than in conventional KfW bonds 35% 18% Allocation of EUR/USD bonds 2014 - 2019 Investors by region 68% 11% 18% 3% Europe Americas Asia Australia Predominantly European investors

32 (1) A rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any ti me by the assigning rating organization. Each rating should be evaluated independently of any other rating. A comparison of green and conventional KfW Bonds Issuer Guarantor The Federal Republic of Germany Rating (1) Moody‘s : Aaa Scope Ratings: AAA Standard & Poor‘s : AAA Risk weight 0% according to CRR /Basel III Use of Proceeds General business, however, amount equal to net proceeds for climate friend - ly projects accord. to K fW Framework General business Reporting Allocation report & Impact report None Target investors Institutional investors, especially green or socially responsible investors (SRI ) Institutional investors Currency Flexible, primarily EUR, USD , GBP , AUD , SEK, JPY . Up to 20 currencies possible . Term Determined by underlying green assets, primarily 5 to 10 years Flexible, primarily 2 to 15 year Repayment Bullet Green Bonds – Made by KfW Conventional KfW Bonds Green Bonds - Made by KfW / May 2021

KfW at debt capital markets KfW as an issuer of bonds and notes 33 Green Bonds - Made by KfW / May 2021

Basis of KfW’s funding Explicit and direct guarantee from the Federal Republic of Germany Defined by law Guarantee established in 1998 Direct , explicit and unconditional § 1a of the Law concerning KfW: The Federal Republic guarantees all obligations of KfW in respect of loans extended to and debt securities issued by KfW, fixed forward transactions or options entered into by KfW and other credits extended to KfW as well as credits extended to third parties inasmuch as they are expressly guaranteed by KfW. 34 Green Bonds - Made by KfW / May 2021

KfW – Highlights of lending business 2020 & Q1/2021

KfW Financings (in bn Euro)



Q1/2021
19.7
24.5
2020
106.4
16.6
12.4
135.3
+75%
2019
43.4
22.1
10.6
Domestic promotional business
Export & Project Financing
Financings Developing and Emerging Economies
Capital market-related financing

Business Highlights FY 2020 & Q1/2021

- **2020: record level of EUR 135.3bn (+75% yoy) in promotional activities, thereof almost 38% COVID-19 support measures**
- **Q1/2021: New lending reached a record EUR 24.5bn (+24% yoy)**
- **2020: record level of ~EUR 45bn of our financings were for climate and environmental protection, 47% of new domestic business for SMEs**

Domestic

- COVID-19 support measures boost domestic business, 2020: +145% yoy, Q1/2021: +45% yoy
- Strong demand for energy-efficient housing in 2020 & Q1/2021
- Despite the crisis, topics with relevance for the future pursued: VC for young companies, energy efficiency, infrastructure and digitization

International

- Because of COVID 19, the commitment volume in the Export and project finance business sector was down (2020: -25%, Q1/2021: -41% yoy)
- Commitments in the developing and Emerging markets increased to cushion COVID-19 pandemic impact (2020: +16%, Q1/2021: +116% yoy)

Financial Markets

- In 2020, KfW invested EUR 0.4bn in green bonds to support climate change mitigation and environmental protection (Q1/2021: EUR 0.2bn)

KFW Green Bonds - Made by KfW / May 2021 35

Tailor - made Placements Customized products for investor needs Flexible in currency , structure and maturity Uridashi transactions Format: EMTN , US - MTN , NSV , SSD Green Bonds – Made by KfW Liquid green bonds , diversified SRI investor base Focus: € and $ Regular offerings and taps Private placements possible Format: EMTN , Global, Kangaroo , US - MTN KfW Benchmark Programmes Large and highly liquid bonds , highly diversified investor base Regular offerings and taps Size: 3 – 5bn (6bn incl. taps, euro only ) €: 3, 5, 7 , 10 and 15y $: 3, 5 and 10y Format: EMTN , Global Additional Public Bonds Large and liquid bonds , diversified investor base Tenors from 1 to 30y Liquid curves and strategic approach in ₤ and A$ Regular offerings and taps Format: EMTN , Global, Kangaroo , Kauri Wide selection of products addressing investor needs € $ € $ ₤ A$ NZ $ C$ SEK NOK € $ ¥ HK $ Mex $ CN ¥ ZAR … Green Bonds - Made by KfW / May 2021 36 € $ ₤ A$ NOK SEK HK$... € 40 .7 bn Apr 30, 20 21

Green Bonds - Made by KfW / May 2021 Solid business performance Key financial figures of KfW Group (IFRS) 2019 2020 Q1/2021 Business activities (in EUR bn ) – for the period Promotional business volume 77.3 135.3 24.5 Income statement key figures (in EUR m) – for the period Operating result before valuation & promotional activities 1,677 1,855 468 Consolidated profit 1,367 525 569 Consolidated profit before IFRS effects from hedging 1,447 633 644 Balance sheet (in EUR bn ) – at the end of the period Total assets 506.0 546.4 560.5 Equity 31.4 31.8 32.5 Volume of business 610.7 673.8 688.7 Key regulatory figures (in %) – at the end of the period Tier 1 capital ratio 21.3% 24.1% 24.8% Total capital ratio 21.3% 24.3% 24.9% 37

COVID-19 related loan facilities

Focus on supporting the German economy on behalf of the German government

KfW Special Programme 2020

No risk for KfW

- On behalf of the government and part of a comprehensive package of measures. Launched in March.
- Loan facilities as liquidity aid for businesses in Germany affected by the COVID-19 pandemic. Precondition: no financial difficulties at end of 2019.
- Promotional terms are significantly modified in order to facilitate the approval and extension.

On-lending loan via commercial banks		Direct lending in consortium
No risk assessment	Fast-track risk assmt	Ordinary risk assmt
Loans < EUR 800k	Loans < EUR 100m	Loans > EUR 25m max. 80% of total
Risk: 100% govt	Risk: 80/90% govt 20/10% bank	Risk: 100% govt





Facts and Figures (as of 31 March 2021)

- About 130,164 applications totalling ~ € 64.2bn.
- 99% of all applications for loans < € 3m
- 48 applications for direct lending totalling ~ € 15bn,
- 99% of all applications already processed
- Commitment volume: ~ € 49bn*
- Average loan amount: ~ 398k

Loan applications	Already processed	Commitment volume
130k	99%	€49bn*

*Additional 5bn EUR related to COVID 19 measures have been committed in KfW's promotional activities in developing and emerging economies.

KFW Green Bonds - Made by KfW / May 2021 38

Green Bonds - Made by KfW / May 2021 39 Refinancing during the COVID - 19 pandemic Refinancing of the COVID - 19 related financings through the German Federal Government Federal Government enables refinancing of up to EUR 100bn through the Economic Stabilisation Fund (WSF). Short - term prefunding by KfW, replaced by long - term funding through WSF. Close coordination with Federal Ministry of Finance & German DMO; 2020: approx . EUR 38.9bn . Commercial paper programmes Access to money market secured through two CP programmes , US - CP recently increased to USD 20bn. Euro system In June 2020, KfW for purely economical reasons participated in TLTRO III in the amount of EUR 13.4bn. Examples € DCM funding not affcted by COVID - 19 related financings KfW teamed up with German govt to refinance COVID - 19 related financings - > ring - fenced, no effect on KfW’s DCM funding needs. Excellent market access at all times KfW had and has an excellent access to DCM, especially in uncertain times . Impressive demand for KfW bonds from a wide range of investors . Transparent communication Very clear and transparent communication to investors and other stakeholders . KfW‘s refinancing via international capital markets Supplementary refinancing options

Strong presence in debt capital markets Green Bonds - Made by KfW / May 2021 40 55.4 55.4 45.9 44.8 26.8 3.7 1.6 8.1 8.3 6.7 14.0 15.5 22.1 8.4 5.3 5.1 3.6 4.5 4.8 1.9 78.2 76.1 80.6 66.4 2017 2018 2019 2020 Jan - Apr 2021 Funding volume (EUR in billions ) KfW Benchmark Programmes Green Bonds - Made by KfW Additional Public Bonds Tailor-made placements Difference to Funding Target EUR 40 .7bn Apr 30, 2021 Capitalization (as of December 31, 2020) 73% 8% 13% 6% Total €528bn Capital Markets Money Markets Other Liabilities ( primarily collateral from derivative transactions ) Equity

Benchmark bonds are key – core currencies euro and US dollar KfW’s funding by currencies and instruments Instruments (in %) Currencies (in %) 2019 (EUR 80.6bn) 2021 Jan - Apr (EUR 40 .7bn) 2018 (EUR 76.1bn) 2020 (EUR 66.4bn) 9 benchmark bonds (plus 7 taps) issued in EUR and USD accounting for EUR 44.8bn raised. 11 (plus 3 taps) “Green Bonds – Made by KfW ” with issuances so far in EUR, PLN, NOK, HKD and HUF accounting for EUR8.3bn raised Ongoing strong demand for large and liquid benchmark bonds: 68% of total funding volume in 2020. EUR remains by far #1 funding currency. 2020, EUR funding amounted to EUR 42.6bn making up 64% of KfW’s funding volume. Although a challenging market environment, KfW continuously issued in a variety of currencies. Very strong demand in Tailor - made placements especially in HKD and CNY. In the current crisis, KfW is creating a comfortable liquidity position by tapping into new sources of funding (TLTRO III and WSF funds) Highlights 2020 Green Bonds - Made by KfW / May 2021 41 0 10 20 30 40 50 60 70 80 Benchmark Programmes Green Bonds Additional Public Bonds Tailor-made placements 0 10 20 30 40 50 60 70 EUR USD 0 2 4 6 8 10 12 14 GBP AUD JPY Others

The liquidity of KfW's benchmark bonds

Characteristics, HQLA assessment & turnover statistics

Characteristics that support the liquidity in KfW benchmark bonds:

- <u>Public sector entity</u> in the EU
- <u>Risk weight</u>: 0% according to CRR/Basel III
- <u>PSPP and PEPP eligibility</u>: 33% limit PSPP only
- <u>Frequent issuer</u> of benchmark bonds in core currencies EUR and USD
- Three <u>lead managers</u> for each benchmark bond
- <u>Large-volume</u> benchmark bonds (sizes of 3 – 6 bn EUR/USD)
- <u>Traded</u> by approx. 30-40 banks OTC and at various stock exchanges
- Broad <u>order book</u> diversification (Ø more than 100 investors)



Bonds and notes issued by KfW are in principle eligible in the EU as level 1 assets pursuant to Article 10 para. 1 lit. (c)(v) of the Commission Delegated Regulation (EU) 2015/61 of October 10, 2014.



KfW's bonds and notes have been assessed as "HQLA US Eligible Assets" by Bloomberg, see Bloomberg, KFW Corp <GO>,Choose Bond, DES <GO>, 13 <GO>

Turnover in KfW benchmark bonds in secondary markets:

Total turnover in KfW benchmark bonds is shown in relation to the total outstanding and the new issues of EUR and USD benchmark bonds of each funding year, respectively.


EUR
97
144
147
158
173
116
96
19
98
33
124
38
139
42
33
2016
2017
2018
2019
2020
USD
138
146
194
165
88
54
106
34
96
25
92
22
84
23
14
2016
2017
2018
2019
2020
Total Outstandings (aggregate principal)
New Issuance (aggregate principal)
Total Turnover*

*No warranty is given as to the completeness or accuracy of the total turnover data which has been supplied by 15-20 different banks and accumulated but not verified by KfW.

KFW Green Bonds - Made by KfW / May 2021 42

KfW in the capital markets in 2021 Strong presence in the capital markets with funding target of EUR 70 to 80 billion. KfW’s outstanding access to the capital markets, including in USD, facilitates the issue of liquid global bonds. KfW relies on its proven strategy of diversification and therefore continues to offer a wide selection of products addressing investors’ needs. The KfW Benchmark Programs remain the most important funding source. GBP, AUD and Scandinavian currencies are important for KfW’s funding mix. Strong commitment to green bonds, target: up to EUR 10 billion. EUR & USD remain key currencies in 2021 (2020: 88%). Green Bonds - Made by KfW / May 2021 43

KfW as an investor in green bonds Green Bond portfolio of KfW 44 Green Bonds - Made by KfW / May 2021

45 Key facts Since April 2015, KfW has been actively investing in Green Bonds on a global scale . The portfolio is backed by a mandate from the German Federal Ministry for the Environment, Nature Conservation, Building and Nuclear Safety (BMU). Focus: Green Bonds financing energy efficiency and renewable energy projects. Mainly invested in Europe. KfW’s long - term goal is an active contribution to the global reduction of environmental pollution and climate change, through alternative funding of sustainable projects via the capital market. Recent developments The target volume of the Green Bond portfolio of EUR 2bn was reached in February 2021. Going forward, KfW will continue investing in Green Bonds and will maintain the portfolio volume at a level of EUR 2bn – 2.5bn. Key facts and recent developments regarding KfW ’ s Green Bond Portfolio KfW is also an active investor in Green Bonds Green Bonds - Made by KfW / May 2021 New target range €2.0 - 2.5bn

Prior to each investment decision, KfW evaluates Green Bonds by applying the following minimum criteria • Clear description of projects to be financed (including goals and projected impacts), • Competent project selection and fully transparent process of management of proceeds, • Regular public allocation and impact reporting • External Review/SPO x In addition, KfW increasingly includes the climate action and sustainability focus of the issuers themselves in its investment decisions. x Taking into account the Green Bond Principles and current market developments, KfW is continuously advancing its minimum requirements. 46 Key portfolio guidelines and minimum requirements KfW applies minimum criteria on its green bond investments „Green Assessment“: Minimum Requirements Asset classes Government bonds, SSAs, financials, covered bonds, ABS. Issuer rating An investment grade rating mandatory . Currencies Primarily EUR, but various other currencies possible. Key Portfolio Guidelines Green Bonds - Made by KfW / May 2021

Green Bonds - Made by KfW / May 2021 47 Photo credits / references Title slide: full - page image: gettyImages , plainpicture / Piotr Krzeslak , Cultura Slide 5, Picture 1: KfW Photo Archive / Rüdiger Nehmzow Slide 5, Picture 2: KfW Photo Archive / Angelika Kohlmeier Slide 5, Picture 3: KfW Photo Archive / - Slide 5, Picture 4: DEG / Andreas Huppertz Slide 7, Picture 1: KfW - Photo Archive / photothek.net Slide 7, Picture 2: KfW - Photo Archive / Jürgen Lösel Slide 7, Picture 3: KfW - Photo Archive / Frank Blümler Slide 7, Picture 4: KfW Photo Archive / photothek.net Slide 7, Picture 5: KfW Bankengruppe / Jens Steingässer Slide 7, Picture 6: KfW - Photo Archive / Charlie Fawell Slide 9: KfW Photo Archive / Jens Steingässer Slide 12 : KfW - Photo Archive / Thomas Futh Slide 17/43: : gettyImages , plainpicture / Piotr Krzeslak , Cultura Slide 21, Picture 1: NOTUS energy / FRICKE Film Slide 21, Picture 2: HP - T Höglmeier Polymer - Tech GmbH & Co. KG / Werner Röthlingshöfer Slide 21, Picture 3: KfW - Photo Archive / Claus Morgenstern Slide 21, Picture 4: KfW - Photo Archive / Claus Morgenstern Slide 34: Deutscher Bundestag / Lichtblick / Achim Melde Slide 36/39: Freunde des Hauses / gettyImages Slide 45: KfW - Photo Archive / Charlie Fawell Disclaimer, slide 15: The use by KfW of any MSCI ESG Research LLC Data, and the use of MSCI logos, trademarks, service marks or index names herin , do not constitute a sponsorship, endorsement or promotion of KfW by MSCI or any of its affiliates. MSCI services and data are the property of MSCI or its information providers. MSCI and MSCI research names and logos are trademarks or service marks of MSCI or its affiliates

Green Bonds - Made by KfW / May 2021 Contacts Treasurer of KfW: Ext. Tim Armbruster - 5599 Treasury: Markus Schmidtchen - 4783 Capital Markets: Petra Wehlert - 4650 Otto Weyhausen - Brinkmann - 4652 Alexander Liebethal - 4656 Investor Relations: Jürgen Köstner - 3536 KfW Bankengruppe Palmengartenstrasse 5 – 9 60325 Frankfurt am Main Germany Phone +49 69 7431 - Ext. Fax +49 69 7431 - 3986 investor.relations@kfw.de Bloomberg: KfW <GO> www.kfw.de/investor - relations 48

Notes 49 Green Bonds - Made by KfW / May 2021

50 Green Bonds - Made by KfW / May 2021 Back - up Folien www.kfw.de / green - bonds Disclaimer This document is provided for information purposes only . This document may not be reproduced either in full or in part, nor may it be passed on to another party . It constitutes neither an offer nor an invitation to subscribe or to purchase securities, nor is this document or the information contained herein meant to serve as a basis for any kind of obligation, contractual or otherwise . In all legal systems this document may only be distributed in compliance with the respective applicable law, and persons obtaining possession of this document should familiarise themselves with and adhere to the relevant applicable legal provisions . A breach of these restrictions may constitute a violation of US securities law regulations or of the law applicable in other legal systems . The information contained in this document is historical and speaks only as of its date . KfW disclaims any intention or obligation to update or revise the information contained in this document . By accessing this document you acknowledge acceptance of these terms .